UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Integrated Healthcare Holdings, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value per share
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(Title of Class of Securities)

45821T 10 8
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(CUSIP Number)

Anil V. Shah, M.D.
2621 Bristol Street, #108
Santa Ana, California 92704
Telephone: (704) 434-9191
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2009
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

DR. ANIL V. SHAH M.D.

2. Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or 2(e) ☐

6. Citizenship or Place of Organization UNITED STATES

7. Sole Voting Power
NUMBER OF	19,812,000 (1)
SHARES
BENEFICIALLY	8. Shared Voting Power
OWNED BY	0
EACH
REPORTING	9. Sole Dispositive Power
PERSON	19,812,000 (1)
WITH
10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 19,812,000 (1)

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 7.8%(1)

14. Type of Reporting Person (See Instructions) IN

(1) Anil V. Shah, M.D. is the reporting person (“Reporting Person”). Pursuant to Rule 13d promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 1 (“Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission("Commission") on January 28, 2005. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Schedule 13D are to the rules and regulations promulgated under the Exchange Act.  The calculations and figures are based on the assumption that the entire lot of new issue common stock securities, totaling 60,000,000 shares, will be purchased by Reporting Person, Orange County Physicians Investment Network, LLC, and Kali D. Chaudhuri, M.D., as prescribed by their respective Stock Purchase Agreements, each dated April 2, 2009.

ITEM 1.           SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock, $.001 par value per share, of Integrated Healthcare Holdings, Inc. ("Issuer" or “IHHI”), a Nevada corporation, whose principal executive offices are located at 1301 North Tustin Ave., Santa Ana, California 92704.  The telephone number of the principal executive offices of the Issuer is (714) 953-3625.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Anil V. Shah, M.D. Also referred to herein as "Reporting Person” or as “Shah."

         (b)      The address for Reporting Person is 2621 South Bristol  Street,#108, Santa Ana, California 92704.

         (c)      Reporting Person is a physician with his primary office located at 2621 South Bristol Street, #108; Santa Ana California 92704.

         (d)-(e)  During the last five years Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds of Reporting Person were used in the transaction in which Reporting Person acquired the common shares being reported hereunder.

ITEM 4.           PURPOSE OF TRANSACTION.

        (a)-(b) Reporting Person purchased 5,112,000 common shares of Issuing company from Larry Anderson in a Common Stock Purchase Agreement, dated October 27, 2008.  The Common Stock Purchase Agreement provided for Reporting Person to acquire 5,112,000 common shares of Issuer in exchange for $200,000, or approximately $0.039 per common stock share.  Reporting Person also has the option to purchase 14,700,000 common shares of Issuer under the Stock Purchase Agreement, dated April 2, 2009, in accordance with the Settlement Agreement dated March 25, 2009.

              On March 25, 2009, Reporting Person, Orange County Physicians Investment Network LLC (“OCPIN”) Bruce Mogel (“Mogel”), Pacific Coast Holdings Investment, LLC (“PCHI”), West Coast Holdings, LLC (“WCH”), Dr. Kali P. Chaudhuri (“Chaudhuri”), Ganesha Realty, LLC (“Ganesha”), William E. Thomas (“Thomas”), Medical Capital Corporation (“MCC”), Medical Provider Financial Corporation I (“MPFCI”), Medical Provider Financial Corporation II (“MPFCII”) and Medical Provider Financial Corporation III (“MPFCIII”) entered into a Settlement Agreement, General Release and Covenant Not to Sue dated March 25, 2009 (“Settlement”), pursuant to which certain claims were resolved and pursuant to which IHHI and Reporting Person agreed to enter into that certain Stock Purchase Agreement dated April 2, 2009 (“SPA”) and IHHI and Chaudhuri agreed to enter into that certain SPA.

Pursuant to the Settlement and SPA, Reporting Person has the option to purchase up to 14,700,000 shares of common stock of the Issuer for a purchase price of Three Cents ($0.03) per share (the “Dr. Shah Share Allotment”).  Under the Settlement, OCPIN has the option to purchase any part of the Dr. Shah Share Allotment that Reporting Person chooses not to purchase.

Pursuant to the Settlement and SPA, OCPIN has the option to purchase up to 14,700,000 shares of common stock of the Issuer for a purchase price of Three Cents ($0.03) per share (the “OCPIN Share Allotment”).  Under the Settlement, Reporting Person has the option to purchase any part of the OCPIN Share Allotment that OCPIN chooses not to purchase.

Pursuant to the Settlement and SPA, Chaudhuri has the option to purchase up to 30,600,000 shares, of the 60,000,000 common stock interests issued pursuant to the Settlement and SPA, of the Issuer for a purchase price of Three Cents ($0.03) per share (the “Dr. Chaudhuri Share Allotment”).  Additionally, there is protection against dilution from Chaudhuri, such that each of the OCPIN members personally has "tag along rights," so that each time Chaudhuri acquires any shares of IHHI stock, each OCPIN member also has the right to acquire shares, as does Shah.

The Settlement and SPA are furnished as exhibits to this Amendment. The preceding description of the agreements are summary in nature and do not purport to be complete. This summary should be read in connection with the exhibits hereto.

(c) Not applicable.

(d) Pursuant to the Settlement the following changes were affected to the Board of Directors of Issuer:

(1) OCPIN will have a representative immediately appointed to the IHHI Board of Directors.

(2) A voting agreement has been established for three years so that OCPIN will be able to elect 2 members of the IHHI Board of Directors.

    Additionally, certain terms of that certain Shareholders Agreement, dated March 25, 2009 by and among Dr. Khali P. Chaudhuri, Reporting Person, OCPIN, and the members of OCPIN who are signatories to the Shareholder Agreement, have agreed to changes that affect the Board of Directors and management and the Shareholder Agreement is hereby incorporated by reference.

(e) Pursuant to the Settlement, details for which are provided in the attached exhibit, Issuer shall make certain payments which include payments of approximately $1,500,000 in to OCPIN and Shah pursuant to a payment schedule provided for in the Settlement, which is hereby incorporated by reference.

(f) Reporting Person currently has no plans or proposals that relate to changes in the business or corporate structure.  Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

(g) In connection with the Settlement Agreement and the SPA, the Issuer will approve an amendment to its Bylaws limiting the members of the Board of Directors to seven.  It will also approve and amend Section 4 of Article III of its Bylaws, effective immediately after Issuer’s 2009 Annual Meeting of Shareholders (“Annual Meeting”), that shareholders who own over fifteen percent or more of the voting stock of the Issuer are entitled to call one special shareholders’ meeting per year.  Issuer will appoint an OCPIN representative selected by a majority-in-interest of the OCPIN to fill the seat to be vacated by Ken Westbrook at closing until the Annual Meeting.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) See Item 4 above. Reporting Person may be deemed to be the beneficial owner of up to a maximum of 19,812,000 shares of common stock, of which 14,700,000 are options to purchase pursuant to the Settlement and SPA.  This amount represents 7.8% of the Issuer’s common stock.

         (b) Items 7 – 11 on the cover page are hereby incorporated by reference into this Item 5(b).

         (c) Except as described herein, Reporting Person has not affected any transactions in the common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Items 4 and 5 are hereby incorporated by reference.

         The descriptions above of certain provisions of the Settlement and SPA and other documents are qualified in their entirety by reference to the Settlement and SPA, and other documents, which are exhibits hereto and are incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1     Settlement Agreement, General Release, and Covenant Not to Sue, dated as of March 25, 2009, by and among Issuer, Kali P. Chaudhuri, M.D.,  Anil V. Shah, M.D.,  Orange County Physicians Investment Network, LLC, West Coast Holdings, LLC (“WCH”), Dr. Kali P. Chaudhuri, Ganesha Realty, LLC, William E.Thomas, Medical Capital Corporation, Medical Provider Financial Corporation I, Medical Provider Financial Corporation II (“MPFCII”) and Medical Provider Financial Corporation III (“MPFCIII”) (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Issuer on March 25, 2009).

2     Stock Purchase Agreement, dated as of April 2, 2009, by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer dated March 25, 2009).

3 Stock Purchase Agreement, dated as of April 2, 2009, by and between Issuer and OCPIN (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer dated March 25, 2009).

4 Shareholders Agreement, dated March 25, 2009 by and among Dr. Khali P. Chaudhuri, Reporting Person, OCPIN, and the members of OCPIN who are signatories to the Shareholder Agreement.*

*This exhibit shall be incorporated by an amendment to this Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 28, 2005.

SIGNATURE

April 8, 2009
(Date)

/s/ Anil V. Shah, M.D., an individual
(Signature)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.